UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): July 12, 2021

CBRE ACQUISITION HOLDINGS, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-39798	85-3448396
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

2100 McKinney Avenue Suite 1250 Dallas, Texas	75201
(Address of principal executive offices)	(Zip code)

(214) 979-6100

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
SAILSM (Stakeholder Aligned Initial Listing) securities, each consisting of one share of Class A Common Stock, $0.0001 par value, and one-fourth of one redeemable warrant	CBAH.U	New York Stock Exchange
Class A Common Stock included as part of the SAILSM securities	CBAH	New York Stock Exchange
Warrants included as part of the SAILSM securities, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.00	CBAH WS	New York Stock Exchange

Item 1.01. Entry into a Material Definitive Agreement

On July 12, 2021, CBRE Acquisition Holdings, Inc., a Delaware corporation (“CBAH”), entered into a Business Combination Agreement (the “Business Combination Agreement”) by and among CBAH, CBAH Merger Sub I, Inc., a Delaware corporation (“First Merger Sub”), CBAH Merger Sub II, LLC, a Delaware limited liability company (“Second Merger Sub”), Altus Power America Holdings, LLC, a Delaware limited liability company (“Altus Power Holdings”), APAM Holdings LLC, a Delaware limited liability company (“Altus Management Holdings”) and Altus Power, Inc., a Delaware corporation (“Altus”). Upon the terms and subject to the conditions of the Business Combination Agreement, CBAH will acquire Altus and CBAH will be renamed as “Altus Power, Inc.”

A special committee (the “Special Committee”) consisting solely of independent and disinterested members of the CBAH’s Board of Directors (the “CBAH Board”) unanimously determined that that the transactions contemplated by the Business Combination Agreement are in the best interests of CBAH and its stockholders (other than CBRE Group Inc. or any of its affiliates, including CBRE Acquisition Sponsor, LLC (the “Sponsor”), or any executive officer of CBAH) and recommended that the CBAH Board approve the Business Combination Agreement. Based on the Special Committee’s recommendation, the CBAH Board unanimously approved the Business Combination Agreement and the transactions contemplated thereby, and recommended that CBAH’s stockholders approve and adopt the Business Combination Agreement and certain related proposals, in each case as further described in the Business Combination Agreement. The CBAH Board further determined that approval of the Business Combination Agreement is subject to a non-waivable condition that it is approved by a majority of the stockholders that are not affiliated with CBRE Group, Inc. or executive officers of the Company. The Special Committee and the Board received a fairness opinion from the Special Committee’s financial advisor.

Pursuant to the Business Combination Agreement, at the closing of the transactions contemplated therein, First Merger Sub will merge with and into Altus, and the company surviving that merger will merge with and into Second Merger Sub and, as a result of such mergers, the holders of common stock of Altus will be entitled to receive, in the aggregate, $900 million of CBAH’s Class A common stock (valued at $10 per share). All issued and outstanding shares of common stock of Altus are currently held by Altus Power Holdings, and prior to the closing such shares would be distributed to holders of equity interests in Altus Power Holdings (including Altus Management Holdings) and Altus Management Holdings will distribute the shares it receives to the equityholders of Altus Management Holdings. In addition, at the closing, each share of preferred stock of Altus issued and outstanding immediately prior to such merger will be redeemed. Such redemption is expected to require approximately $275 million of cash assuming no additional preferred equity is issued prior to the closing. Altus is permitted to issue additional preferred stock subject to certain restrictions in the Business Combination Agreement.

Stockholders of CBAH will be asked to vote on the Business Combination Agreement (and certain related matters, including approval of the PubCo Charter (as defined below), issuance of CBAH’s Class A common stock in connection with the transactions and approval of an omnibus incentive plan and employee stock purchase plan) (collectively, the “CBAH Stockholder Meeting Proposals”) at a special stockholders meeting that will be held on a date to be announced. In addition to such approval (and the non-waivable condition that it is approved by a majority of the stockholders that are not affiliated with CBRE Group, Inc. or executive officers of CBAH), the closing of the transactions contemplated by the Business Combination Agreement is subject to certain other conditions, including the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the absence of any governmental order or regulation prohibiting the consummation of the transactions contemplated by the Business Combination Agreement, the shares of Class A common stock of CBAH to be issued in connection with the Business Combination having been approved for listing on the New York Stock Exchange (or with the consent of Altus, the Nasdaq Stock Market) subject only to official notice of issuance thereof, the registration statement/prospectus on Form S-4 to be filed by CBAH having become effective, the accuracy of the other party’s representations and warranties contained in Business Combination Agreement (subject to certain materiality qualifiers) and the other party’s compliance with its covenants and agreements contained in the Business Combination Agreement in all material respects. In addition, Altus is not obligated to close unless CBAH has at least $425 million of cash available upon the closing (taking into account funds in CBAH’s trust account net of any stockholder redemptions and the proceeds from the PIPE financing described below), before redemption of the Altus preferred stock described above and payment of transaction expenses.

The parties to the Business Combination Agreement have made customary representations, warranties and covenants in the Business Combination Agreement, including, among others, covenants with respect to the conduct of Altus and CBAH and its subsidiaries prior to the closing of the Business Combination.

CBAH is subject to customary restrictions on its, its affiliates’ and their respective representatives’ ability to initiate, solicit or engage in discussions or negotiations regarding alternative business combinations with CBAH, and the CBAH Board is obligated to recommend to the CBAH stockholders that they approve the Business Combination Agreement and certain related proposals; provided that the CBAH Board is entitled to withdraw, change or modify its recommendation in the event of a “Material Adverse Effect” or an “Intervening Event” (each as defined in the Business Combination Agreement), subject to compliance with certain specified conditions, including determining after consultation with counsel that a failure to make such a change would reasonably be likely to be inconsistent with its fiduciary duties under applicable law and giving Altus notice that it proposes to take any such action and engage in good faith negotiations with Altus to obviate the need for such action. Notwithstanding a change in recommendation by the CBAH Board, CBAH is still required to convene the special meeting of its stockholders as described above.

The Business Combination Agreement contains certain termination rights for CBAH and Altus, including the right of either party to terminate the agreement if the closing of the transactions contemplated by the Business Combination Agreement has not occurred by March 31, 2022 (subject to certain exceptions) or if CBAH has not obtained the required approvals from its stockholders.

At the closing of the Business Combination Agreement, the certificate of incorporation of CBAH will be amended and restated to be in the form attached to the Business Combination Agreement (the “PubCo Charter”), which will change the name of CBAH to “Altus Power, Inc.” (such company being herein referred to as “PubCo”) and will, among other things, provide that the shares of Class B common stock will convert into shares of Class A common stock over a seven year measurement period following the closing pursuant to the terms and conditions set forth in the PubCo Charter. The PubCo Charter caps the total number of shares of Class A common stock that may be issued in such conversion to 8.5% of the total number of issued and outstanding shares of Class A common stock on the closing date of the transactions contemplated by the Business Combination Agreement (including shares issued by CBAH to the Altus stockholders, shares issued by CBAH in the PIPE financing described below and shares issued by CBAH in its initial public offering less any shares redeemed by stockholders in connection with the closing); except that if there are more than $100 million of such redemptions (and accordingly, the Sponsor is required to fund more than $100 million pursuant to its backstop commitment as described below), the 8.5% cap in the foregoing calculation will be increased to 9.5%.

In addition, the PubCo Charter provides that for so long as any shares of PubCo’s Class B common stock are outstanding, the holders of a majority of the then outstanding shares of Class B Common Stock shall have, at each annual meeting of the Company’s stockholders (or any other meeting at which directors are being elected to the Board), the exclusive right, voting separately as a class, to elect one director to the board of directors (the “Class B Director”).

A copy of the Business Combination Agreement has been included to provide investors with information regarding its terms. They are not intended to provide any other factual information about CBAH or Altus. In particular, the representations and warranties contained in the Business Combination Agreement were made only for the purposes of such agreement as of the specific dates therein, and were solely for the benefit of the parties to such agreement. The representations and warranties contained in the Business Combination Agreement may be subject to limitations agreed upon by the parties thereto and are qualified by information in confidential disclosure schedules provided in connection with the signing thereof. These confidential disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Business Combination Agreement. Moreover, certain representations and warranties in such agreement may be subject to a standard of materiality provided for therein and have been used for the purpose of allocating risk among the parties thereto, rather than establishing matters of fact. CBAH stockholders or investors are not third-party beneficiaries under the Business Combination Agreement or any ancillary agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of CBAH or Altus.

The foregoing description of the Business Combination Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Business Combination Agreement, a copy of which is included as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Sponsor Support Agreement

Contemporaneously with the execution of the Business Combination Agreement, Altus, Sponsor, CBAH and certain officers of CBAH (such officers, together with the Sponsor, the “Sponsor Parties”) entered into a support agreement (the “Sponsor Support Agreement”), pursuant to which, among other things, each Sponsor Party agrees to, among other things, vote in favor of the CBAH Stockholder Meeting Proposals and to not redeem or transfer any shares of CBAH common stock or warrants to purchase shares of CBAH common stock, subject to certain exception set forth therein. The Sponsor Support Agreement also provides Altus a direct enforcement right of CBAH’s and the Sponsor’s obligations under the applicable PIPE Subscription Agreement.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sponsor Support Agreement, a copy of which is included as Exhibit 10.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Altus Stockholders Support Agreement

Contemporaneously with the execution of the Business Combination Agreement, GSO Altus Holdings LP, a vehicle controlled by Lars Norell, a vehicle controlled by Gregg Felton, Anthony Savino, Altus Power Holdings and Altus Management Holdings (collectively, the “Altus Supporting Stockholders”) entered into a Support Agreement (the “Altus Stockholders Support Agreement”) with CBAH, First Merger Sub and Second Merger Sub pursuant to which each Altus Supporting Stockholder agrees to, among other things, execute and deliver (or cause the applicable stockholder of record to executed and deliver) a written consent in their capacity as holder of Altus common stock approving the Business Combination Agreement on (or effective as of) the fifth (5th) business day following the date that the registration statement/prospectus to be filed by CBAH becomes effective. The shares of Altus common stock that are subject to the Altus Stockholders Support Agreement represent over a majority of the outstanding voting power of Altus common stock and are sufficient to obtain the requisite approvals needed from the Altus stockholders in connection with the transactions contemplated by the Business Combination Agreement. In addition, the Altus Stockholders Support Agreement contains restrictions on the Altus Supporting Stockholders (a) transferring such shares of Altus common stock (subject to certain restrictions) and (b) soliciting or engaging in discussions or negotiations regarding alternative acquisition proposals.

The foregoing description of the Altus Holders Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Altus Holders Support Agreement, a copy of which is included as Exhibit 10.2 to this Current Report on Form 8-K, and incorporated herein by reference.

Commercial Collaboration Agreement

Contemporaneously with the execution of the Business Combination Agreement, Altus and CBRE, Inc. (“CBRE”) entered into a commercial collaboration agreement (the “Commercial Collaboration Agreement”), effective upon the closing of the transactions contemplated by the Business Combination Agreement, pursuant to which, among other things, CBRE will invite Altus to join CBRE’s strategic supplier program and CBRE will promote Altus as its preferred clean energy renewable provider/partner, CBRE and Altus Power will create a business opportunity referral program, CBRE will reasonably collaborate with Altus to develop and bring to market new products and/or bundles for Altus’s customers, Altus will consider in good faith inviting CBRE to become a solar tax equity partner for Altus, on a non-exclusive basis, on market terms to be mutually agreed and CBRE will provide, at no cost to Altus, reasonable access to data-driven research and insights prepared by CBRE (subject to certain exceptions). The Collaboration Agreement continues for a period of seven years, with automatic one year renewal periods, unless earlier terminated by either party in accordance with the terms set forth therein.

The foregoing description of the Commercial Collaboration Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Commercial Collaboration Agreement, a copy of which is included as Exhibit 10.3 to this Current Report on Form 8-K and incorporated herein by reference.

Investors Rights Agreement

Contemporaneously with the execution of the Business Combination Agreement, CBAH, Sponsor, certain officers of CBAH, Altus, Blackstone, and certain officers of Altus and their affiliated trusts and vehicles entered into an Investor Rights Agreement the “Investors Rights Agreement”), which provides for, among other things, certain registration rights and transfer restrictions, including that the Sponsor and the Founders (as defined therein) shall not transfer their shares of PubCo (subject to certain exceptions) until the first anniversary of the closing of the transactions contemplated by the Business Combination Agreement and that Blackstone shall not transfer its shares of PubCo (subject to certain exceptions) until the date that is 270 days following the closing (subject to certain exceptions).    Blackstone has a right to nominate one director to the PubCo board of directors for so long as it and its permitted transferees hold at least 5% of the outstanding shares of PubCo’s Class A common stock. Sponsor has the right to appoint the Class B Director for so long as any shares of Class B common stock remain outstanding, and upon the conversion of all shares of Class B common stock to Class A common stock, Sponsor has the right to nominate one director to PubCo’s board of directors so long as Sponsor continues to meet certain ownership requirements with respect to the Class A common stock as set forth therein.

The foregoing description of the Investors Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investor Rights Agreement, a copy of which is included as Exhibit 10.7 to this Current Report on Form 8-K and incorporated herein by reference.

Management Equity Incentive Letter

Contemporaneously with the execution of the Business Combination Agreement, Altus, Gregg Felton and Lars Norell entered into a management equity incentive letter (the “Management Equity Incentive Letter”), pursuant to which as soon as practicable following the closing of the transactions contemplated by the Business Combination Agreement, the Board of PubCo or the compensation committee of the Board (the “Compensation Committee”) will grant to senior members of the Company, including to Mr. Felton and Mr. Norell, time-based restricted stock units (“RSUs”) with respect to an aggregate five percent (5%) of PubCo’s Class A common stock on a fully diluted basis, excluding the then-outstanding shares of PubCo’s Class B common stock or any shares of PubCo’s Class A common stock into which such shares of PubCo’s Class B common stock are or may be convertible. The RSUs will be allocated based on the recommendation of the compensation consultant(s) to the Compensation Committee (which shall include at least Mercer and one other compensation consultant proposed by Sponsor) and as determined by the Compensation Committee. Subject to continued employment on each applicable vesting date, the RSUs will vest 33 1/3% on each of the third, fourth and fifth anniversaries of the date the transaction is consummated.

The foregoing description of the Management Equity Incentive Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Management Equity Incentive Letter, a copy of which is included as Exhibit 10.4 to this Current Report on Form 8-K, and incorporated herein by reference.

Class B Letter Agreement

Contemporaneously with the execution of the Business Combination Agreement, CBAH, Altus and the holders of shares of CBAH’s Class B common stock entered into a letter agreement, pursuant to which (a) at the closing of the transactions contemplated by the Business Combination Agreement, each such holder will surrender to PubCo 30% of the shares of Class B common stock held by such holder and (b) each such holder shall not transfer any shares of Class B common stock (subject to certain exceptions).

The foregoing description of the Class B Side Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Class B Side Agreement, a copy of which is included as Exhibit 10.5 to this Current Report on Form 8-K, and incorporated herein by reference.

ValueAct Board Appointment

Contemporaneously with the execution of the Business Combination Agreement, CBAH, Altus and ValueAct Capital Management, L.P. (“ValueAct”) entered into a letter agreement (the “ValueAct Letter Agreement”) providing that CBAH and Altus shall consider in good faith Sarah Coyne (or an alternative as provided for therein) for appointment to the Board of Directors of PubCo upon closing of the transactions contemplated by the Business Combination Agreement. The letter agreement shall terminate upon the appointment of Ms. Coyne or such alternate candidate to the PubCo board.

The foregoing description of the ValueAct Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the ValueAct Letter Agreement, a copy of which is included as Exhibit 10.8 to this Current Report on Form 8-K and incorporated herein by reference.

PIPE Subscription Agreements

Concurrently with the execution of the Business Combination Agreement, certain accredited investors (the “PIPE Investors”), including the Sponsor and certain Altus officers, entered into subscription agreements (the “PIPE Subscription Agreements”) pursuant to which the PIPE Investors have committed to purchase 27,500,000 shares of CBAH Class A common stock (the “PIPE Shares”) at a purchase price per share of $10.00 and an aggregate purchase price of $275,000,000 (the “PIPE Investment”). The purchase of the PIPE Shares is conditioned upon, and will be consummated concurrently with, the closing of the transactions contemplated by the Business Combination Agreement. Pursuant to its PIPE Subscription Agreement, the Sponsor has committed to purchase shares of CBAH Class A common stock in an aggregate amount of $70,000,000, with a commitment to purchase additional shares of CBAH Class A common stock in an aggregate amount of up to $150,000,000 to the extent of the amount of redemptions of shares of CBAH Class A common stock submitted for redemption by public stockholders in connection with the closing.

This description of the PIPE Subscription Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Form of PIPE Subscription Agreement, a copy of which is included as Exhibit 10.6 to this Current Report on Form 8-K, and incorporated herein by reference.

Item 3.02. Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K under the heading “PIPE Subscription Agreements” is incorporated by reference herein. The securities of CBAH that may be issued in connection with the PIPE Subscription Agreements will not be registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01. Regulation FD Disclosure.

On July 13, 2021, CBAH and Altus issued a joint press release announcing the execution of the Business Combination Agreement and announcing that CBAH will hold a conference call on July 13, 2021 at 3:00 p.m. Eastern Time (the “Conference Call”). A copy of the press release, which includes information regarding participation in the Conference Call, is attached hereto as Exhibit 99.1 and incorporated herein by reference. Such exhibit and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act, or the Exchange Act.

Attached as Exhibit 99.2 to this Current Report on Form 8-K and incorporated herein by reference is the form of investor presentation to be used by CBAH in presentations for certain of CBAH’s stockholders and other persons. Such exhibit and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information in this Item 7.01, including Exhibits 99.1 and 99.2.

Additional Information

In connection with the Proposed Transaction (as defined below), CBAH intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement for the stockholders of CBAH that also constitutes a prospectus with respect to the shares of CBAH common stock to be offered and sold to the stockholders of Altus. CBAH urges investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about CBAH, Altus and the Proposed Transactions. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to stockholders of CBAH as of a record date to be established for voting on the Proposed Transactions. Stockholders will also be able to obtain a copy of the proxy statement/prospectus, without charge by directing a request to: CBRE Acquisition Holdings, Inc., 2100 McKinney Avenue, Suite 1250, Dallas, TX 75201. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

CBAH, Altus and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Transactions under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the potential transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CBAH or Altus, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a definitive prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “could”, “continue”, “expect”, “estimate”, “may”, “plan”, “outlook”, “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements, which involve risks and uncertainties, relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable and may also relate to CBAH’s and Altus’s future prospects, developments and business strategies. In particular, such forward-looking statements include statements concerning the timing of the Merger, the business plans, objectives, expectations and intentions of CBAH once the Merger and the other transactions contemplated thereby (the “Proposed Transactions”) and change of name are complete (“New Altus”), and Altus’s estimated and future results of operations, business strategies, competitive position, industry environment and potential growth opportunities. These statements are based on CBAH’s or Altus’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside CBAH’s or Altus’s control, which could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (1) the ability of CBAH and Altus to complete the Business Combination; (2) New Altus’s financial and business performance following the Business Combination, including financial projections and business metrics; (3) the anticipated benefits of the Business Combination; (4) the anticipated costs associated with the Business Combination; (5) the impact of COVID-19 on Altus’s and New Altus’s business; (6) the outcome of any known and unknown litigation and regulatory proceedings and/or the ability of the parties to complete the Proposed Transactions.

Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in CBAH’s current reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov, and will also be provided in the Registration Statement on Form S-4 and CBAH’s proxy statement/prospectus when available. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and CBAH and Altus undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, changes in expectations, future events or otherwise.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in CBAH and is not intended to form the basis of an investment decision in CBAH. All subsequent written and oral forward-looking statements concerning CBAH and Altus, the Proposed Transactions or other matters and attributable to CBAH and Altus or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Non-GAAP Financial Measure and Related Information

Certain of the exhibits to this Current Report on Form 8-K references EBITDA and EBITDA margin, which are financial measures that are not prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). These non-GAAP financial measures do not have a standardized meaning, and the definition of EBITDA used by Altus may be different from other, similarly named non-GAAP measures used by others. In addition, such financial information is unaudited and does not conform to SEC Regulation S-X and as a result such information may be presented differently in future filings by Altus with the SEC.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Exhibit

2.1†	Business Combination Agreement, dated as of July 12, 2021.

10.1	Sponsor Support Agreement, dated July 12, 2021.

10.2	Company Stockholder Support Agreement, dated July 12, 2021.

10.3	Commercial Collaboration Agreement, dated July 12, 2021.

10.4	Management Equity Incentive Letter, dated July 12, 2021.

10.5	Class B Letter Agreement, dated July 12, 2021.

10.6	Form of PIPE Subscription Agreement.

10.7	Investor Rights Agreement, dated July 12, 2021.

10.8	ValueAct Letter Agreement, dated July 12, 2021.

99.1	Press Release, dated July 13, 2021.

99.2	Form of Investor Presentation.

†

Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: July 13, 2021

CBRE ACQUISITION HOLDINGS, INC.

By:	/s/ Cash J. Smith
Name:	Cash J. Smith
Title:	Chief Financial Officer